                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   -----------

                                    FORM 11-K

(Mark One):
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the fiscal year ended December 31, 2000

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from __________ to __________

COMMISSION FILE NUMBER 1-6780




                      RAYONIER INVESTMENT AND SAVINGS PLAN
                             FOR SALARIED EMPLOYEES
                            (Full title of the Plan)

                                  RAYONIER INC.

                              50 North Laura Street
                           Jacksonville, Florida 32202
    (Name and address of Issuer of the securities held pursuant to the Plan)

                         RAYONIER INVESTMENT AND SAVINGS
                           PLAN FOR SALARIED EMPLOYEES

                                 PLAN NUMBER 100
                    EMPLOYER IDENTIFICATION NUMBER 13-2607329

                           DECEMBER 31, 2000 AND 1999

                         RAYONIER INVESTMENT AND SAVINGS
                           PLAN FOR SALARIED EMPLOYEES

                          INDEX TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999

                                                                                PAGE
                                                                                ----
Report of Independent Certified Public Accountants                              1

Statements of Net Assets Available for Benefits
      as of December 31, 2000 and 1999                                          2

Statement of Changes in Net Assets Available for Benefits
     for the Year Ended December 31, 2000                                       3

Notes to Financial Statements and Schedule                                      4-10

Schedule:
     Schedule H, Line 4i: Schedule of Assets (Held at End of Year) as
     of December 31, 2000                                                       11

Consent of Independent Certified Public Accountants                             12

Signatures                                                                      13

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Plan Administrator of the Rayonier Investment and Savings Plan for Salaried Employees:

We have audited the accompanying statements of net assets available for benefits, including the schedule of assets (held at end of year), of the Rayonier Investment and Savings Plan for Salaried Employees (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and schedule referred to above are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Jacksonville, Florida
June 19, 2001

           RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                       DECEMBER 31, 2000                                 DECEMBER 31, 1999
                                         -------------------------------------------     -------------------------------------------
                                          PARTICIPANT  NON-PARTICIPANT                   PARTICIPANT  NON-PARTICIPANT
                                           DIRECTED        DIRECTED         TOTAL         DIRECTED        DIRECTED          TOTAL
                                         -----------     -----------     -----------     -----------     -----------     -----------
 ASSETS

 Receivables:
     Accrued income                      $    77,270     $       431     $    77,701     $   115,929     $       373     $   116,302
     Member contributions                    136,923              --         136,923              --              --              --
                                         -----------     -----------     -----------     -----------     -----------     -----------
           Total receivables                 214,193             431         214,624         115,929             373         116,302

Investments, at fair value                63,383,758      24,833,278      88,217,036      69,297,993      29,855,544      99,153,537
                                         -----------     -----------     -----------     -----------     -----------     -----------
           Total assets                   63,597,951      24,833,709      88,431,660      69,413,922      29,855,917      99,269,839
                                         -----------     -----------     -----------     -----------     -----------     -----------

LIABILITIES

Accounts payable                              31,085          12,107          43,192          30,404          69,403          99,807
Payable to Rayonier                               --          27,716          27,716          17,384          45,703          63,087
                                         -----------     -----------     -----------     -----------     -----------     -----------
           Total liabilities                  31,085          39,823          70,908          47,788         115,106         162,894
                                         -----------     -----------     -----------     -----------     -----------     -----------

NET ASSETS AVAILABLE FOR BENEFITS        $63,566,866     $24,793,886     $88,360,752     $69,366,134     $29,740,811     $99,106,945
                                         ===========     ===========     ===========     ===========     ===========     ===========

   The accompanying notes are an integral part of these financial statements.

           RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2000


                                                       PARTICIPANT       NON-PARTICIPANT
                                                        DIRECTED             DIRECTED              TOTAL
                                                      ------------       --------------         ------------
INVESTMENT INCOME (LOSS) / CONTRIBUTIONS

Investment income (loss):
 Net depreciation in fair value of investments        $ (5,247,097)        $ (5,460,584)        $(10,707,681)
 Dividends                                                 389,197              915,082            1,304,279
 Interest                                                1,028,149                5,104            1,033,253
                                                      ------------         ------------         ------------
                                                        (3,829,751)          (4,540,398)          (8,370,149)
                                                      ------------         ------------         ------------
Contributions:
 Employer                                                       --            1,631,173            1,631,173
 Members'                                                3,887,188                   --            3,887,188
                                                      ------------         ------------         ------------
                                                         3,887,188            1,631,173            5,518,361
                                                      ------------         ------------         ------------
Total investment income (loss) / contributions              57,437           (2,909,225)          (2,851,788)
                                                      ------------         ------------         ------------
DISTRIBUTIONS / EXPENSES

Distributions to members                                 6,172,204            1,536,487            7,708,691
Administrative expenses                                    132,573               53,141              185,714
                                                      ------------         ------------         ------------
Total distributions and expenses                         6,304,777            1,589,628            7,894,405
                                                      ------------         ------------         ------------
Net decrease prior to transfers                         (6,247,340)          (4,498,853)         (10,746,193)

Member-directed transfers                                  448,072             (448,072)                  --
                                                      ------------         ------------         ------------
Net decrease                                            (5,799,268)          (4,946,925)         (10,746,193)

Net assets available for plan benefits:

 Beginning of year                                      69,366,134           29,740,811           99,106,945
                                                      ------------         ------------         ------------
 End of year                                          $ 63,566,866         $ 24,793,886         $ 88,360,752
                                                      ============         ============         ============

   The accompanying notes are an integral part of these financial statements.

                        RAYONIER INVESTMENT AND SAVINGS
                           PLAN FOR SALARIED EMPLOYEES
                          NOTES TO FINANCIAL STATEMENTS

1.       DESCRIPTION OF THE PLAN

         The following brief description of the Rayonier Investment and Savings Plan for Salaried Employees (the "Plan") is provided for general information purposes only. Members should refer to the Plan document for a more complete description of the Plan's provisions.

         (a)      General

         The Plan is a defined contribution plan covering all eligible full-time salaried employees of Rayonier Inc. (the "Company") upon the first day of any month following the employee's date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         (b)      Contributions

         1. Participant Directed - Each year, members may elect to contribute up to 16 percent of the member's salary, as defined, to the Plan. Contributions may be made on a before-tax basis, an after-tax basis or a combination thereof.


         2. Non-participant Directed - The Company makes a matching contribution of 60 percent of the first 6 percent of each member's salary that is contributed to the Plan. Additionally, the Company contributes one-half of 1 percent of each member's salary to the members retirement account (retirement contributions).

         Matching Company contributions and retirement contributions are invested entirely in Fund A (discussed below), until a member who has attained age 55 elects to have all or part of the Company contributions transferred to a fund investing in fixed income investments (Fund C), discussed below. Member before-tax contributions were limited, by the Internal Revenue Service, to $10,500 during the year ended December 31, 2000.

         (c)      Member Accounts

         Each member's account is credited with the member's contribution and the related Company contribution. Plan earnings (losses) and administrative expenses are allocated to member accounts based upon account balances. Forfeited balances of terminated members' non-vested accounts are used to reduce future Company contributions. The benefit, to which a member is entitled, is the benefit that can be provided from the member's vested account.

         (d)      Vesting

         Members are immediately vested in their contributions plus actual earnings thereon. Vesting in the member's Company contribution account plus actual earnings thereon is based on years of service. A member vests 20 percent after each year of service; full vesting takes place after five years of service.

         (e)      Investment Options

         Contributions to the Plan are invested in the following funds:

         FUND A (RAYONIER COMMON SHARES FUND)
         Funds are invested primarily in Rayonier Inc. common stock.

         FUND B (PYRAMID EQUITY INDEX FUND)
         Funds are invested in a commingled fund composed of a portfolio of common stocks, all of which are included in the Standard and Poor's 500 Composite Stock Index (S&P 500), with the objective of providing investment results which will approximate the performance of the S&P 500.

         FUND C (PYRAMID OPEN END GIC FUND)
         Funds are invested in a commingled fund composed of a diversified portfolio of guaranteed investment contracts (GICs) issued by banks, insurance companies and other financial institutions with the objective of providing a stable rate of return consistent with the preservation of principal.

         FUND D (PYRAMID BALANCED FUND)
         Funds are invested in a commingled fund with the objective of matching the performance of the S&P 500 and the Lehman Aggregate Bond Index.

         Upon enrollment in the Plan, a member may direct their contributions in five percent increments to Fund A, Fund B, Fund C and Fund D. Members may change their investment options monthly.

         (f)      Member Loans

         Members may borrow a minimum of $1,000 from their fund accounts. Loan amounts may not exceed the lesser of (a) 50 percent of the member's vested balance, or (b) $50,000 reduced by the member's highest outstanding loan balance, if any, during the prior one-year period. In no event may a member borrow from the member's retirement account. Loan transactions are treated as transfers between the investment funds and the loan fund. Loan terms range from one to five years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the member's account and bear interest at a rate commensurate with local prevailing rates as determined periodically by the Plan Committee. The loans bear fixed interest rates that ranged from 8.75 percent to 10.50 percent during 2000 and from 8.75 to 10.00 percent during 1999. Principal and interest are paid ratably through monthly payroll deductions. Loans in default are loans to participants who have been terminated, declared bankruptcy, or failed to make payment before paying off the outstanding loan balance. The member loans are recorded in the "Investments, at fair value" line in the Statements of Net Assets Available for Benefits for the years ended December 31, 2000, and 1999.

         (g)      Payment of Benefits and Withdrawals

         Plan benefits are payable to participants at the time of termination or retirement (including early retirement), or in the case of becoming permanently and totally disabled, or to their beneficiary in the event of death, based on the fully vested balance of their accounts. Alternatively, upon termination, a member whose vested account balance exceeds $5,000 may elect to defer distribution until March 31 of the year following the member's attainment of age 70-1/2. Provided the member's vested account balance exceeds $5,000, the member may elect to receive benefit payments in annual installments, generally over a period not to exceed twenty years.

Withdrawals of any amount may be made from the individual's after-tax account in excess of a prescribed minimum. Distributions from before-tax accounts are prohibited before attaining the age of 59-1/2 except in the case of death, permanent and total disability or financial hardship. Existence of financial hardship will be determined based on Internal Revenue Service criteria.

         (h)      Forfeited Accounts

         Forfeited non-vested accounts are used to reduce future employer contributions. In 2000, employer contributions were reduced by $92,277 from forfeited non-vested accounts.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)      Basis of Accounting

         The accompanying financial statements of the Plan are prepared under the accrual method of accounting with the exception of distributions to participants, which are recorded when paid.

         (b)      Use of Estimates

         The preparation of the financial statements requires the use of certain estimates in determining the reported amount of assets and liabilities at the date of the financial statements and the reported amount of contributions, earnings, distributions and expenses during the reporting period. Actual results could differ from those estimates.

         (c)      Investment Valuation and Income Recognition

         The Plan's investments are stated at fair value. Investment in Rayonier Inc. common stock is based upon the quoted market price. Member loans receivable are valued at cost, which approximates fair value.

         Certain Plan investments are shares of commingled investment funds. The fair value of such shares is determined by the trustee (Note 5) based upon the current market values of the underlying assets of the commingled fund. The Company has received a copy of the financial statements of each of the commingled investment funds. Statements of net assets as of December 31, 2000, for the Pyramid Directed Cash Fund, the Pyramid Equity Index Fund, the Pyramid Open End GIC Fund, and the Pyramid Balanced Fund are filed directly with the Department of Labor.

         Purchases and sales of securities are recorded on a trade-date basis. The cost of securities sold is determined on the average cost basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         The Plan provides for various investments for members to contribute to. These investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. It is reasonably possible that changes in values of Plan investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

         (d)      Reclassifications

         Certain reclassifications of the prior year amounts have been made to conform with the current year presentation.

3.       INVESTMENTS

         The following presents both participant and non-participant directed investments of the Plan's net assets.

                                                                       December 31,
                                                             ------------------------------
                                                                2000                1999
                                                             -----------        -----------
Rayonier Inc. common stock (non-participant directed)        $24,833,278        $29,536,929
Rayonier Inc. common stock (participant directed)             10,982,048         13,688,265
Pyramid Equity Index Fund                                     28,206,386         30,804,381
Pyramid Open End GIC Fund                                     15,577,713         15,927,512
Pyramid Balanced Fund                                          6,901,453          7,251,273
Pyramid Directed Account Cash Fund (non-
         participant directed)                                   262,649            318,615
Pyramid Directed Account Cash Fund (participant
         directed)                                               111,708            147,159
Pyramid Discretionary Cash Fund                                    4,412                 --
Member loans receivable                                        1,337,389          1,479,403
                                                             -----------        -----------
                                                             $88,217,036        $99,153,537
                                                             ===========        ===========

4.       GUARANTEED INVESTMENT CONTRACTS

         Certain GICs held in the Pyramid Open End GIC Fund (the Fund) are synthetic, i.e., the Fund owns certain fixed income marketable securities, and a third party provides a "wrapper" that guarantees a fixed-rate of return. The Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the Fund's financial statements at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment based on contract value.

         There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate may be fixed or variable, as specified by each GIC. The average yield and interest rates were
5.77 percent and 6.26 percent for the years ended December 31, 2000, and 1999, respectively.

5.       RELATED PARTY TRANSACTIONS

         Certain Plan investments are shares of commingled investment funds managed by Bankers Trust Company (Bankers Trust). Bankers Trust is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid to Bankers Trust for investment management services related to the Plan amounted to $141,056 in 2000. In addition, certain Plan investments are in Rayonier Inc. common stock. As Rayonier Inc. is the Plan Sponsor, these transactions qualify as party-in-interest transactions. At December 31, 2000, the Plan held 899,600 shares of Rayonier common stock, which represented an ownership interest of 3.32% of the outstanding shares at that date.

6.       PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, members will become 100 percent vested in their accounts.

7.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                       December 31,
                                                            ---------------------------------
                                                                2000                 1999
                                                            ------------         ------------
Net assets available for benefits per the
      financial statements                                  $ 88,360,752         $ 99,106,945
Amounts allocated to withdrawing members                        (712,641)          (1,133,665)
                                                            ------------         ------------

Net assets available for benefits per Form 5500             $ 87,648,111         $ 97,973,280
                                                            ============         ============

         The following is a reconciliation of benefits paid to members per the financial statements to the Form 5500:

                                                             Year ended
                                                          December 31, 2000
                                                             -----------
Benefits paid to members per the financial statements        $ 7,708,691
Add:  Amounts allocated to withdrawing
   members - current year                                        712,641
Less: Amounts allocated to withdrawing
   members - prior year                                       (1,133,665)
                                                             -----------
Benefits paid to members per Form 5500                       $ 7,287,667
                                                             ===========

         Amounts allocated to withdrawing members are recorded on the Form 5500 as benefit claims that have been processed and approved for payment prior to December 31, 2000, but not yet paid as of that date.

8.       TAX STATUS

         The Internal Revenue Service has determined and informed the Plan Administrator by a letter dated December 27, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.

9.       ADMINISTRATIVE EXPENSES

         An annual fee to the Plan of up to 0.25 percent of the market value of the assets held by the Plan is charged to satisfy expenses incurred in conjunction with Plan administration. This includes, but is not limited to, investment management fees, trustee fees, record-keeping fees and audit fees. The Company pays the balance of Plan expenses in excess of the maximum charge to the Plan.

                                                             SCHEDULE H, Line 4i

           RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
          SCHEDULE H, LINE 4i: SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             AS OF DECEMBER 31, 2000
                                 PLAN NUMBER 100
                    EMPLOYER IDENTIFICATION NUMBER 13-2607329

                                                                                                   Current
                     Description                           Units / Shares         Cost              Value
---------------------------------------------------         ----------        -----------        -----------
*           Pyramid Directed Account Cash Fund                 374,357        $   374,357        $   374,357

*           Pyramid Discretionary Account Cash Fund              4,412              4,412              4,412

*           Pyramid Equity Index Fund                            8,778         15,280,632         28,206,386

*           Pyramid Open End GIC Fund                       15,577,713         15,577,713         15,577,713

*           Pyramid Balanced Fund                               25,844          5,557,571          6,901,453

*           Rayonier Inc. Common Shares                        899,600         32,852,558         35,815,326

*,**        Member loans receivable                          1,337,389          1,337,389          1,337,389
                                                                              -----------        -----------

                                                                              $70,984,632        $88,217,036
                                                                              ===========        ===========

* Denotes Party In-Interest transaction.

** The loans bear fixed interest rates that range from 8.75 percent to 10.50 percent.

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

As independent certified public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into Rayonier Inc.'s previously filed Registration Statement on Form S-8 (File No. 33-65291).



ARTHUR ANDERSEN LLP

Jacksonville, Florida
June 26, 2001

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment and Savings Plan Committee for the Rayonier Investment and Savings Plan for Salaried Employees has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                              Rayonier Investment and Savings Plan for Salaried Employees
                                                      (Name of Plan)

Date: June 28, 2001           By                    /S/ JOHN P. O'GRADY
                                 --------------------------------------------------------
                                                    John P. O'Grady
                                                    Plan Administrator